UNITED STATES
	       SECURITIES AND EXCHANGE COMMISSION
		    Washington, D.C.  20549

		         SCHEDULE 13G
	   Under the Securities Exchange Act of 1934

	    	     Multimedia Games, Inc.
  	               (Name of Issuer)

               	         Common Stock
	        (Title of Class of Securities)

              	          625453105
                        (CUSIP Number)

           	      December 31, 2007

    (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[   ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)


CUSIP No.  625453105

1. Names of Reporting Persons.

Epoch Investment Partners, Inc.

I.R.S. Identification Nos. of above persons (entities only).

20-1003862

2.Check the Appropriate Box if a Member of a Group

(a) [   ]
(b) [ x ]

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware, United States

Number of	5.Sole Voting Power	1,708,560
Shares
Beneficially 	6.Shared Voting Power	0
Owned by
Each 		7.Sole Dispositive Power	1,708,560
Reporting
Person With	8.Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person	1,708,560

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 6.51%

12.Type of Reporting Person:  IA

Item 1(a).	Name of Issuer:

		Multimedia Games, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		206 Wild Basin Rd.
		Building B, Fourth Floor
		Austin, TX 78746

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

		Epoch Investment Partners, Inc.
		640 Fifth Avenue
		18th Floor
		New York, NY 10019
		Delaware

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number: 625453105


Item 3.	If this Statement is filed pursuant to Rules 13d-1(b) or
	13d-2(b), check whether the person filing is a:

	(a) - Broker or dealer registered under Section 15 of the Act.
	(b) - Bank as defined in Section 3(a)(6) of the Act.
	(c) - Insurance company as defined in Section 3(a)(19) of the Act.
	(d) - Investment company registered under Section 8 of the Investment Company
        	Act of 1940.
	(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) - An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);
	(g) - A parent holding company or control person in accordance with 240.13d-
		1(b)(1)(ii)(G);
	(h) - A savings association as defined in Section 3(b) of the Federal Deposit
		 Insurance Act;
	(i) - A church plan that is excluded from the definition of an investment
		 company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) - Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	6.51%

Item 5.	Ownership of Five Percent or Less of a Class:

	Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company:

	Not applicable

Item 8.	Identification and Classification of Members of the Group:

	Not applicable

Item 9.	Notice of Dissolution of Group:

	Not applicable.

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


		       	      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2008

	By:/s/ Timothy T. Taussig
	-----------------------------------------
	Timothy T. Taussig
	Title: President, Chief Operating Officer